

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Mark White
President and Chief Executive Officer
Nexalin Technology, Inc.
1776 Yorktown
Suite 550
Houston, TX 77056

> **Re: Nexalin Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2024**
> **File No. 333-279684**

Dear Mark White:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your disclosure on page 4 relating to your joint venture established for the clinical development, marketing, sale and distribution of your second generation transcranial Alternating Current Stimulation devices in China and other countries in the region. Additionally, we note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2024 that you "receive revenue from the sale in China of our Devices to [y]our distributor and from the sale of products relating to the use of those Devices" and "derive revenue as a royalty fee from the China-based manufacturer for electrodes ordered in connection with [y]our China sales." To the extent you do not conduct the majority of your operations in China, please provide us your analysis supporting this. To the extent you conduct the majority of your operations in China, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and

operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services